

February 17, 2012

Via E-mail
Steven J. Hartman
Chief Executive Officer
Incapital Trust Products LLC
Capitol Office Center
3422 Old Capitol Trail #188
Wilmington, DE 19808

> **Re: Incapital Trust Products LLC**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed February 2, 2012**
> **File No. 333-178604**

Dear Mr. Hartman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 3 and reissue in part. Please confirm that any issuing entity previously established, directly or indirectly, by any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

2. We note your responses to our prior comments 12 and 26. It is not clear how the universe of types of structured notes that you contemplate offering as underlying assets in this registration statement are "financial assets that by their terms convert into cash" as required by the Item 1101 definition of asset-backed security in Instruction I.B.5 of Form S-3 and Regulation AB. It also appears that the type of structured notes you contemplate would create exposure to an asset that is not transferred to or otherwise part of the asset pool, similar to synthetic securitizations which are not included in the Item 1101

definition of an asset-backed security. Therefore, we request that you revise your registration statement to address these issues or remove these types of securities from the underlying pool in the registration statement.

Prospectus Supplement Summary

Trust Assets, page S-2

3. We note your response to prior comment 17. We note your disclosure on page S-2 regarding the derivative counterparty; however, bracketed language regarding any enhancement provider as required by Item 1114(b) of Regulation AB should also be included. Additionally, please summarize how losses not covered by credit enhancement or support will be allocated to the securities.

Prospectus Summary

What assets will each trust hold?, page 3

4. We note your response to prior comment 10 and the disclosure added stating that if any underlying securities are purchased in a primary offering, the prospectus supplement will contain additional disclosure identifying those securities and identifying any underlying issuer as a co-registrant (if applicable). Please note that any co-registrant must sign and be identified in a registration statement rather than in a prospectus supplement. Please delete the sentence and revise to show that how you are in compliance with the requirement in Rule 190 that states neither the issuer of the underlying securities nor any of its affiliates may be an affiliate of the sponsor, depositor, issuing entity or underwriter of the ABS. Refer to Rule 190(a)(2).

You should evaluate information about each issuer of the underlying securities, including the accompanying prospectus, the prospectus supplement, or other offering documents and the information incorporated by reference in those documents, page 14

5. We note your response to prior comment 22 and reissue in part. As requested in our prior comment, to the extent that other issuers do not offer comparable diversity, consider adding disclosure on this and tell us whether additional risks may be involved in an investment in the securities.

6. Also, we note that your disclosure on pages 46-47 of the base prospectus implies that removal will not be required for an issuer whose underlying securities represents less than 10% of the aggregate principal amount of the underlying securities (i.e., concentration falls below the Item 1112(b) or other thresholds), even if the issuer is no longer reporting under the Exchange Act. Please revise to clarify if appropriate. Refer also to our comment below regarding the public availability of information of the underlying securities.

Description of the Underlying Securities and Other Assets Deposited in the Trust, page 22

General, page 22

7. We note your supplemental response to prior comment 24 and reissue the comment. Please revise the prospectus or the prospectus supplement, as appropriate, to include, as required by Item 1111(a)(4) of Regulation AB, the method and criteria by which the pool assets will be selected for the transaction.

Description of Certain Derivative Instruments, page 24

8. We note your response to our prior comment 29. It is not clear to us why these options would constitute "rights or other assets designed to assure the servicing of timely distributions of proceeds to the security holders." It is also not clear to us how these assets "by their terms convert to cash" as required by the Item 1101 definition of asset-backed security in Instruction I.B.5 of Form S-3 and Regulation AB, given the option provides the holder with a right to exercise. Please address these issues in your supplemental response or remove these types of securities from the underlying pool in the registration statement.

9. We note your supplemental response to our prior comment 31. Please revise the base prospectus or the prospectus supplement, as appropriate, to disclose that no derivative instrument deposited into the trust will be replaced or exchanged throughout the term of a series.

Eligibility, page 24

10. We note your response to prior comment 32 and reissue in part. Again, the last sentence on page 24 directs the investor to read a risk factor entitled "If public information concerning the underlying securities issuer is not available, your ability to make an informed decision to act in regard to the trust certificates may be impaired"; however, the referenced risk factor does not appear to exist. In addition, the risk factor appears to conflict with your supplemental response to our prior comment 22 and the risk factor on page 14 "You should evaluate information about each issuer of the underlying securities, including the accompanying prospectus, the prospectus supplement or other offering documents and the information incorporated by reference in those documents."

11. We note your response to prior comment 33 and reissue in part. Please revise the disclosure on page 25 to confirm that where audited financial information will not be provided (where an issuer of the underlying securities constitutes a significant obligor) that neither the issuer of the underlying securities nor any of its affiliates is an affiliate of the sponsor, depositor, issuing entity or underwriter of the ABS.

Credit Support, page 28

12. We note your response to comment 34 and reissue the comment. Please revise to provide bracketed disclosure that is tailored to the requirements of Item 1114(b)(2) of Regulation AB. In particular, please clearly delineate the distinctive requirements of Items 1114(b)(2)(i) and (ii).

Optional Exchange, page 45; Call Rights, page 46

13. We note your response to prior comment 36 and reissue the comment. Please provide us with your legal analysis to support how the optional exchange and call rights meet the requirements of Rule 3a-7 under the Investment Company Act.

Description of the Trust Agreement, page 53

Certain Matters Regarding the Trustee, page 55

14. We note your supplemental response to prior comment 37 and reissue. Please revise the registration statement to include the trustee's prior experience serving as a trustee for asset-backed securities involving similar pool assets, pursuant to Item 1109(b) of Regulation AB.

Reports in Relation to the Trust Certificates, page 63

15. We note your response to prior comment 38 and reissue. Please revise the registration statement to state that the reports will be made available on a Web site hosted by the Depositor or an affiliate.

Other

16. Please note that your registration statement has been referred to the Division of Investment Management for review and additional comments may be forthcoming.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, you may contact Hughes Bates at (202) 551-3731 or me at (202) 551-3850.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Anna T. Pinedo
Morrison & Foerster LLP